PRICING SUPPLEMENT (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-179826.
$1,000,000,000

1.750% Medium-Term Notes, Series B, due May 22, 2017

We are offering $1,000,000,000 aggregate principal amount of 1.750% Medium-Term Notes, Series B due 2017 (the “Notes”).  The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the Notes on May 22 and November 22 of each year and on the maturity date. The first such payment will be on November 22, 2012. The Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount.

We may redeem some or all of the Notes at any time at our option at the applicable redemption price set forth in this pricing supplement under “Description of the Notes – Optional Redemption.”

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-1 of the Prospectus Supplement.

	Per Note	Total
Public offering price(1)	99.634%	$996,340,000
Underwriting discount	0.350%	$3,500,000
Proceeds, before expenses, to the Company(1)	99.284%	$992,840,000
____________________
(1) Plus accrued interest, if any, from May 22, 2012, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about May 22, 2012.

Joint Book-Running Managers

Barclays Capital	BofA Merrill Lynch	HSBC	RBC Capital Markets	UBS Investment Bank

Co-Managers
Citigroup
Credit Agricole CIB
Morgan Stanley
Nomura
UniCredit Capital Markets

The date of this pricing supplement is May 17, 2012.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this pricing supplement.  Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the prospectus supplement shall have the meanings assigned to them in the prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;
•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and
•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,
•	will bear interest at a fixed rate,
•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,
•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,
•	will be redeemable before their maturity, in whole or in part, at our option at any time, at a "make-whole" redemption price (See “—Optional Redemption” below),
•	will not be subject to mandatory redemption or repayment at your option,
•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount,
•	will be denominated in U.S. dollars, and
•	will pay interest on the basis of a 360-day year of twelve 30-day months.

Principal Amount: $1,000,000,000

Trade Date: May 17, 2012

Original Issue Date: May 22, 2012

Stated Maturity Date: May 22, 2017

Interest: 1.750% per annum from May 22, 2012

Interest Payment Dates: On the 22nd of each May and November, and on the Stated Maturity Date, beginning November 22, 2012

Business Day Convention: Following, unadjusted

Calculation Agent:  Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89233P6D3 / US89233P6D33

Optional Redemption

The Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a "make-whole" redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points plus  accrued and unpaid interest thereon to the date of redemption.

"Comparable Treasury Issue" means, with respect to the Notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

"Reference Treasury Dealer" means each of Barclays Capital Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and UBS Securities LLC, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.  Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Book-Entry Notes and Form

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated May 17, 2012 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of March 2, 2012, between us and the agents named in the prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the principal amounts of the Notes set forth below opposite their names.

Underwriter	Aggregate Principal Amount of Notes
Barclays Capital Inc.	$180,000,000
HSBC Securities (USA) Inc.	180,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	180,000,000
RBC Capital Markets, LLC	180,000,000
UBS Securities LLC	180,000,000
Citigroup Global Markets Inc.	20,000,000
Credit Agricole Securities (USA) Inc.	20,000,000
Morgan Stanley & Co. LLC	20,000,000
Nomura Securities International, Inc.	20,000,000
UniCredit Capital Markets LLC	20,000,000
Total	$1,000,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover page of this pricing supplement.  Any Notes sold by the Underwriters to dealers may be sold at the public offering prices less a concession not to exceed 0.15% of the principal amount of the Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.09% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to public, HSBC Securities (USA) Inc., on behalf of the Underwriters, may change the public offering price and concessions.  The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Barclays Capital Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and UBS Securities LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter.  The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies.  A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

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